FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

KDC EAST STRIKE RESOLVED

Johannesburg, 5 September 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that the unlawful strike by 12,000 employees at the KDC East mine on the West Rand in South Africa has been resolved and that striking employees have agreed to return to work with the commencement of the night shift tonight.

The strike was resolved after the national leadership of the National Union of Mineworkers (NUM) met with NUM members on the mine to resolve the differences between them and office bearers of the local NUM branch.

Nick Holland, Chief Executive Officer of Gold Fields, said: "We commend the national leadership of the NUM, in particular President Senzeni Zokwana and General Secretary Frans Baleni, for their bold leadership in resolving the strike. While we cannot condone the unlawful nature of the strike, and will implement the no work, no pay and no dismissal principle, we are pleased with the peaceful manner in which our employees conducted the strike."

The strike commenced on Wednesday, 29 August 2012, when the night shift did not turn out for work.

Investor Enquiries:

Willie Jacobsz
Senior Vice President
Head of Investor Relations and Corporate Affairs
USA Cell: +1 857 241 7127
RSA Cell: +27 82 971 9238
Email: willie.jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Vice President: Corporate Affairs
Cell: +27 83 260 9279
Email: sven.lunsche@goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
          goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@
          goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
          goldfields.co.za

ends

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[‡],
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [‡]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 5 September 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs